Exhibit 5

Compañía Cervecerías Unidas S.A.

Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)
	##	##	##	##	% Change
ASSETS

Cash & equivalents	62,704	83,617	83.7	111.7	-25.0%
Other current assets	##	##	##	##	24.8%
Total current assets	205,759	198,276	274.8	264.8	3.8%

PP&E, net	337,312	355,374	450.5	474.6	-5.1%
Other assets	105,117	96,614	140.4	129.0	8.8%

TOTAL ASSETS	648,188	650,265	865.7	868.5	-0.3%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	48,600	33,123	64.9	44.2	46.7%
Other current liabilities	##	##	##	##	-4.8%
Total current liabilities	106,566	93,981	142.3	125.5	13.4%

Long-term debt (2)	40,481	58,624	54.1	78.3	-30.9%
Other long-term labilities	##	##	##	##	-2.0%
Total long-term liabilities	72,046	90,831	96.2	121.3	-20.7%

Minority interest	41,895	41,924	56.0	56.0	-0.1%

Stockholders' equity	427,680	423,529	571.2	565.7	1.0%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	648,188	650,265	865.7	868.5	-0.3%

OTHER FINANCIAL INFORMATION

Cash & equivalents plus
other liquid assets	95,658	88,000	127.8	117.5	8.7%

Total financial debt	89,081	91,748	119.0	122.5	-2.9%

Net debt (3)	(6,577)	3,748	(8.8)	5.0	N/A

Liquidity ratio	1.93	2.11
Debt / Capitalization	0.16	0.17

(1) Exchange rate: US$ 1.00 = Ch$ 748,73
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents plus other liquid assets